

November 18, 2014

David C. Dobson
Chief Executive Officer
Digital River, Inc.
10380 Bren Road West
Minnetonka, Minnesota 55343

     Re: **Digital River, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 27, 2014
               File No. 000-24643

Dear Mr. Dobson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

1.   We note from your fourth quarter earnings call transcript that your Commerce customer retention metric remained at 93% in the fourth quarter. In addition, we note that your fourth quarter metric for Payments remained at 100% consistent with the second and third quarters of 2013. Please tell us your consideration of providing your customer retention rates for each period presented as well as a discussion of any trends or uncertainties. We refer to your Section III.B.1 of SEC Release No. 33-8350.

2. We note from your fourth quarter earnings call transcript that in Commerce, you processed just over $2 billion for the trailing 12 months ended December 31, a 4% increase compared to the trailing 12 months ending in September 2013. We further note that gross volume processed by Payments was $28 billion for the trailing 12 months ended December 31 versus $26 billion, an increase of 7% over the dollar volume processed over the trailing 12 months ended in September. Please tell us your consideration of providing enhanced disclosures in your MD&A to discuss how your Commerce and Payment revenues are impacted by price and volume for each period presented. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 70

3. Please explain your basis for recognizing site setup services over the term of the associated contract rather than the expected customer life. In this respect, we note that you do not have standalone value for these services. We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

Reclassifications, page 73

4. We note that you have reclassified certain payment processing fees, chargebacks, and directly related personnel expenses previously reported from the "Sales and marketing" and "General and administrative" line items to the "Direct cost of services" line item as these costs are associated directly with services rendered. Please explain your basis for previously including these expenses in "Sales and marketing" and "General and administrative" if these expenses are associated directly with services rendered. Also, please tell us how you determined that this was a reclassification rather than an error and refer to the authoritative guidance you relied upon.

Note 6. Stock-Based Compensation, page 83

5. Please tell us your consideration of disclosing the methods used to determine the risk-free interest rate; expected life; volatility factor; and expected dividends for each period presented. We refer you to ASC 718-10-50-2(f).

Signatures, page 107

6. We note that you have not identified the principal accounting officer on the signatures page. Refer to General Instruction D(2)(a) of Form 10-K and advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3459. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief